UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Zix Corporation

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
98974P100

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98974P100	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Rockall Emerging Markets Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		2,468,307 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,468,307 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,468,307 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	98974P100	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Meldrum Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,468,307 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,468,307 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,468,307 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	98974P100	13G	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Con Egan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	5	SOLE VOTING POWER

NUMBER OF		1,143,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,468,307 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,143,000 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

2,468,307 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,611,307 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	98974P100	13G	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Conor O'Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		697,857 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,468,307 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		697,857 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

2,468,307 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,166,164 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	98974P100	13G	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Fulvio Dobrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		1,328,937 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,468,307 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,328,937 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

2,468,307 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,797,244 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.
(a) Name of Issuer: Zix Corporation (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Rockall Emerging Markets Master Fund Limited, Meldrum Asset Management, LLC, Con Egan, Conor O’Driscoll and Fulvio Dobrich, who are collectively referred to as the “Reporting Persons.” Messrs. Egan, O’Driscoll and Dobrich (the “Managers”) are the principals of Meldrum Asset Management, LLC (the “Investment Manager”), which is the investment manager of Rockall Emerging Markets Master Fund Limited (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Fund with respect to the shares reported hereunder is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
The principal business office of each of the Managers and the Investment Manager with respect to the shares reported hereunder is 570 Lexington Ave., New York, NY 10022 United States.
(c) Citizenship: The Investment Manager is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. Mr. Egan is an Irish citizen. Each of Mr. O’Driscoll and Mr. Dobrich is a United States citizen.
(d) Title and Class of Securities: Common stock, $0.01 par value (“Common Stock”).
(e) CUSIP Number: 98974P100.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership:
In the aggregate, as of December 31, 2010, the Reporting Persons beneficially owned 5,638,101 shares of the Common Stock of the Issuer, representing approximately 8.7% of such class of securities. The beneficial ownership of each Reporting Person was as follows: (i) the Fund beneficially owned 2,468,307 shares of the Common Stock, representing approximately 3.8% of the class, (ii) the Investment Manager, as the manager of the Fund, beneficially owned 2,468,307 shares of the Common Stock, representing approximately 3.8% of the class, (iii) Mr. Egan, both as a Manager and in his individual capacity, beneficially owned 3,611,307 shares of the Common Stock, representing approximately 5.6% of the class, (iv) Mr. O’Driscoll, both as a Manager and in his individual capacity, beneficially owned 3,166,164 shares of the Common Stock, representing approximately 4.9% of the class, which amount includes the right of Mr. O’Driscoll to acquire an additional 80,000 shares of Common Stock through the exercise of warrants held by Mr. O’Driscoll, and (v) Mr. Dobrich, both as a Manager and in his individual capacity, beneficially owned 3,797,244 shares of the Common Stock, representing approximately 5.9% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 64,692,332 shares of the Common Stock of the Issuer outstanding as of November 2, 2010, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended September 30, 2010, plus the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of the date of this filing.
Each of the Fund and the Investment Manager, as the manager of the Fund, has the power to vote and dispose of the shares of Common Stock beneficially owned by the Fund (as described above). Each of the Managers, by virtue of his position as a principal of the Investment Manager, has the shared authority to vote and dispose of all of the shares of Common Stock held by the Fund, as well as the sole power to vote and dispose of shares held in his individual capacity, as reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A
Item 8. Identification and Classification of Members of the Group:
N/A
Item 9. Notice of Dissolution of Group:
N/A
Item 10. Certification:
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

CUSIP No. 98974P100	Page 9 of 9
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2011 ROCKALL EMERGING MARKETS MASTER FUND LTD.
By:	Meldrum Asset Management, LLC
its Investment Manager

By:	/s/ Con Egan
Con Egan
Manager

MELDRUM ASSET MANAGEMENT, LLC
By:	/s/ Con Egan
Con Egan
Manager

CON EGAN /s/ Con Egan

CONOR O’DRISCOLL /s/ Conor O’Driscoll

FULVIO DOBRICH /s/ Fulvio Dobrich

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 14, 2011, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Zix Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

ROCKALL EMERGING MARKETS MASTER FUND LTD.
By:	Meldrum Asset Management, LLC
its Investment Manager

By:	/s/ Con Egan
Con Egan
Manager

MELDRUM ASSET MANAGEMENT, LLC
By:	/s/ Con Egan
Con Egan
Manager

CON EGAN /s/ Con Egan

CONOR O’DRISCOLL /s/ Conor O’Driscoll

FULVIO DOBRICH /s/ Fulvio Dobrich